AMERICAS
GOLD AND SILVER

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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# Form of Proxy - Annual General and Special Meeting to be held on June 24, 2025

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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**Proxies submitted must be received by 10:00 a.m., Eastern Daylight Time, on June 20, 2025.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

**To Receive Documents Electronically**

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

**CONTROL NUMBER**

## Appointment of Proxyholder

I/We being holder(s) of securities of Americas Gold and Silver Corporation (the "Company") hereby appoint: Joseph Andre Paul Huet, Chief Executive Officer, or failing this person, Warren Varga, Chief Financial Officer, or failing this person, Peter McRae, Sr. Vice President, Corporate Affairs & Chief Legal Officer (the "Management Nominees")

OR

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at 200 King Street West, Main Lobby, The Green Room, Toronto, Ontario on June 24, 2025 at 10:00 a.m., Eastern Daylight Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

### 1. Election of Directors

| | For | Against | | For | Against | | For | Against |
|---|---|---|---|---|---|---|---|---|
| 01. Joseph Andre Paul Huet | ☐ | ☐ | 02. Scott Hand | ☐ | ☐ | 03. Peter Goudie | ☐ | ☐ |
| 04. Tara Hassan | ☐ | ☐ | 05. Bradley R. Kipp | ☐ | ☐ | 06. Gordon E. Pridham | ☐ | ☐ |
| 07. Meri Verli | ☐ | ☐ | | | | | | |

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| | For | Withhold |
|---|---|---|
| **2. Appointment of Auditors and Authorizing Board to Fix Remuneration**<br>Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. | ☐ | ☐ |

| | For | Against |
|---|---|---|
| **3. Re-Approval of Deferred Share Unit Plan**<br>To consider and if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve the Company's deferred share unit plan and the approval of the unallocated units thereunder, as more particularly described in the accompanying Circular. | ☐ | ☐ |
| **4. Re-Approval of Share Unit Plan**<br>To consider and if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve the Company's share unit plan, as amended by the proposed amendments thereto, and the approval of the unallocated units thereunder, as more particularly described in the accompanying Circular. | ☐ | ☐ |
| **5. Re-Approval of Stock Option Plan and Approval of the Proposed Stock Option Plan Amendments**<br>To consider and if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve the Company's stock option plan as amended by the proposed amendments thereto and the approval of the unallocated options thereunder, as more particularly described in the accompanying Circular. | ☐ | ☐ |
| **6. Share Consolidation**<br>To consider and if deemed advisable, to pass, with or without variation, a special resolution authorizing the amendment of the Company's articles to consolidate the common shares of the Company on such basis as the directors of the Company may determine, provided that the consolidation shall not be greater than on a five-to-one basis, as more particularly described in the accompanying Circular. | ☐ | ☐ |

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### Signature of Proxyholder

**I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**
**If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.**

Signature(s)

Date

DD / MM / YY

Signing Capacity

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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